16003047

Mail Processing Section

FEB 23 2016

Washington DC
404

UNITEDSTATES
NDEXCHANGE COMMISSION
hington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RMS

SEC FILE NUMBER
8-51622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH ENTERPRISES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. NORTHFIELD DRIVE #100

(No. and Street)

BROWNSBURGH, IN 46112

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN HEINEKAMP - 317-852-8184

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, STEVEN HEINEKAMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH ENTERPRISES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANGELICA R. RIVERA
Notary Public, State of Indiana
Hendricks County
Commission # 637544
My Commission Expires
August 12, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH ENTERPRISES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
SCH Enterprises, Inc.
Brownsburg, Indiana

We have audited the accompanying statement of financial condition of SCH Enterprises, Inc. (an Indiana corporation), as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of SCH Enterprises, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCH Enterprises, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of SCH Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of SCH Enterprises, Inc.'s management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

SCH ENTERPRISES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 207,577
Commissions receivable	1,942
Prepaid expenses	2,585
Accrued dividends	100
TOTAL CURRENT ASSETS	212,204
OTHER ASSETS	
Marketable equity securities	23,168
TOTAL ASSETS	235,372

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	4,192
TOTAL LIABILITIES	4,192
STOCKHOLDERS' EQUITY	
Common Stock	9,500
Retained Earnings	203,112
Accumulated other comprehensive income	18,568
TOTAL STOCKHOLDERS' EQUITY	231,180
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 235,372

SCH ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions revenue	$ 582,253
Interest and dividends	428
TOTAL REVENUE	582,681
EXPENSES	
Salaries and wages	81,169
Travel and entertainment	20,463
Auto	5,921
Rent	6,720
Utilities	1,628
Telephone	4,558
Insurance	880
Professional fees	7,831
Office supplies and expenses	1,784
Janitorial expense	2,681
Employee benefits and professional development	2,220
Charitable contributions	750
TOTAL EXPENSES	136,605
NET INCOME	446,076
Other Comprehensive Income	
Unrealized gain on securities during the year	3,931
COMPREHENSIVE INCOME	$ 450,007

SCH ENTERPRISES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 9,500	$ 162,036	$ 14,637	$ 186,173
Net Income	-	446,076	-	446,076
Unrealized gain on marketable securities	-	-	3,931	3,931
Distributions	-	(405,000)	-	(405,000)
BALANCE AT THE END OF THE YEAR	$ 9,500	$ 203,112	$ 18,568	$ 231,180

SCH ENTERPRISES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	446,076
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		1,681
Increase (decrease) in operating liabilities:		
Accrued expenses		30
Net Cash Provided by (Used in) Operating Activities		447,787
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in Accrued Dividends		(152)
Net Cash Provided by (Used in) Investing Activities		(152)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions		(405,000)
Net Cash Provided by (Used in) Financing Activities		(405,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		42,635
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		164,942
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	207,577

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—SCH Enterprises, Inc., (the Firm), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC and various states within the United State. The Firm operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k) (2) (ii). The Firm was organized and incorporated in the State of Indiana on April 1, 1999.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible commissions receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2015, advertising costs of $0 were incurred for both years.

g. Investment in Debt and Marketable Equity Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h. Method of Accounting—The Firm's financial statements are presented on the accrual basis method of accounting.

i. Revenue Recognition—The Firm recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

j. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2: INVESTMENT SECURITIES

Securities are stated at current market value at December 31, 2015. The resulting difference between cost and market is included in other comprehensive income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued by the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2015 there were $1,942 in accrued commissions receivable. At December 31, 2015 there were no accrued commissions payable.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2015.

The Firm's federal and state income tax returns for 2012 through 2015 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 5: COMMON STOCK AND BASIC EARNINGS PER SHARE

The Firm has one class of common stock with no par value that has equal rights, preferences, qualifications, limitations and restrictions. As of December 31, 2015, the Firm had common stock of 1,000 shares authorized, with 250 shares issued and outstanding.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2015, the Firm's net capital was $227,705 which was $222,705 in excess of its minimum net capital requirement. There is a difference of $15 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2015. The difference relates to audit adjustments on accounts included in net capital.

NOTE 7: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2015, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 8: FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 9: FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2015, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value.

Description	Level1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value December 31, 2015
Marketable Equity Securities		
Financial Services Industry	$ 23,168	$ 23,168
Total Assets	$ 23,168	$ 23,168

NOTE 10: INVESTMENTS IN MARKETABLE EQUITY SECURITIES

The following is a summary of the Firm's investment in available-for-sale securities at December 31, 2015.

Investments	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Equity Securities	$ 4,600	$ 18,568	$ -	$ 23,168

NOTE 11: RELATED PARTY TRANSACTIONS

The Firm shares office space, utilities, telephone, interior maintenance and janitorial services with two related parties and, accordingly, incurred expenses paid to these parties of $7,205 for the year ended December 31, 2015. The Firm's allocation of shared expenses is per an Expense Sharing Agreement effective October 1, 2011.

The Expense Sharing Agreement calls for the sharing of rent, utilities, maintenance and janitorial services between a related entity and the Firm. The agreement calls for an 80% (related entity), 20% (the Firm) split of shared expenses for the period January through April; and a 40% (related entity), 60% (the Firm) split of shared expenses for the period May through December each year.

NOTE 12: OPERATING LEASES

The Firm has a shared obligation with an entity, related by common ownership, under the terms of an operating lease with a separate entity, also related by common ownership, for it office facilities. The lease term began on January 1, 2009, and provides for $14,400 in total shared annual cost with the related entity. The lease expires December 31, 2015. Rent expense paid by the Firm during 2015 was $6,720. A related entity paid the remaining $7,680 due under the lease agreement.

The remaining years of minimum future rentals on the non-cancelable operating lease as of December 31, 2015, would be $0.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Firm's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and commission receivable. The Firm places its cash and cash equivalents with primarily one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Firm has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured as December 31, 2015. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013 insurance coverage reverted to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits for future periods.

The Firm routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Commission and fees derived from the sale of products with two investment companies exceeded ninety percent (90%) of total revenues and exceeded eighty percent (80%) of commissions receivable as of December 31, 2015.

NOTE 14: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through January 30, 2016, the date on which the financial statements were available to be issued.

SCH ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2015
SCHEDULE I

Total ownership equity from Statement of Financial Condition	$ 231,180
less non allowable assets from Statemetn of Financial Condition	-
Net capital before haircuts on securities positions	231,180
Haircuts on securities	3,475
Net Capital	227,705
Aggregate Indebtedness	4,192
Net capital required based on aggregate indebtedness (6-2/3%)	280

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required	5,000
Excess Net Capital	222,705

Total aggregate indebtedness

(A) - 10% of total aggregate indebteness	419
(B) - 120% of minimum net capital requirement	6,000
Excess Net Capital less the greater of (A) or (B)	$ 221,705
Percentage of Aggregate Indebtedness to Net Capital	1.84%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
SCH Enterprises, Inc.
Brownsburg, Indiana

In planning and performing our audit of the financial statements of SCH Enterprises, Inc. as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered SCH Enterprises, Inc.'s Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of SCH Enterprises, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of SCH Enterprises, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by [Name of Broker-dealer] including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because SCH Enterprises, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of SCH Enterprises, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that SCH Enterprises Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at January 26, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
SCH Enterprises, Inc.
Brownsburg, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part II A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
SCH Enterprises, Inc.
Brownsburg, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by SCH Enterprises, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SCH Enterprises, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). SCH Enterprises, Inc.'s management is responsible for SCH Enterprises, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 10, 2016

690 W. Northfield Drive #100
P.O. Box 607
Brownsburg, IN 46112
SCH Enterprises, Inc.
Member FINRA, SIPC
(317)852-8184
(317)852-8185 (fax)

Rule 15c3-3 Exemption Statement

SCH Enterprises, Inc. (CRD 4703, SEC file 8-51622) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1). The firm is limited to dealing in only mutual funds or variable product.

Rule 15c3-3 Exemption Report

SCH Enterprises, Inc. has met the exemption provisions throughout the past fiscal year ending December 31, 2015.

To the best of my knowledge and belief, the above statements are true without exception.

SCH Enterprises, Inc.

Steven C. Heinekamp
President

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
SCH ENTERPRISES, INC.
BROWNSBURG, INDIANA

We have examined SCH ENTERPRISES, INC.'s statements, included in the accompanying Exemption Report, that (1) SCH ENTERPRISES, INC.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) SCH ENTERPRISES, INC.'s internal control over compliance was effective as of December 31, 2015; 3) SCH ENTERPRISES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that SCH ENTERPRISES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from SCH ENTERPRISES, INC.'s books and records. SCH ENTERPRISES, INC.'S management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing SCH ENTERPRISES, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of SCH ENTERPRISES, INC. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on SCH ENTERPRISES, INC.'S statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether SCH ENTERPRISES, INC.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; SCH ENTERPRISES, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was as derived from SCH ENTERPRISES, INC.'Ss books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating SCH ENTERPRISES, INC.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from SCH ENTERPRISES, INC.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, SCH ENTERPRISES, INC.'S statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
February 10, 2016